EXHIBIT 99.1

North American Construction Group Ltd. Announces Amended and Extended Credit Facility

ACHESON, Alberta, Sept. 29, 2021 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) today announced it has finalized an amendment and extension of its senior secured credit facility (the “Credit Facility”). The facility maturity date has been extended by one year with a new maturity date of October 8, 2024. In addition to the extension of existing favourable terms, amendments have also been incorporated that provide the Company greater flexibility in operating through joint ventures, including joint ventures related to larger contracts under public-private-partnership financing models.

“We would like to take this opportunity to again thank National Bank Financial and all of our syndicate partners for their ongoing backing,” Jason Veenstra, Chief Financial Officer stated. “It was encouraging to have all existing members extend their relationship and amend existing terms to facilitate our diversification strategy and continued pursuit of P3 construction projects. This low-cost facility continues to provide the liquidity and term needed for our business as we look to continue to grow our backlog with additional milestone awards.”

The Credit Facility maintains NACG’s borrowing capacity of $325 million with an ability to increase maximum borrowings by an additional $50 million, subject to certain customary conditions. The existing allowance for equipment financing of up to $150 million over and above the facility limit will continue, providing supplemental borrowing flexibility. The Credit Facility remains comprised solely of a revolver with no scheduled repayments and is not governed by a borrowing base that limits available borrowings. Financial covenants are consistent with the previous agreement and are tested quarterly on a trailing four quarter basis.

About the Company
North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy construction and mining services. For more than 65 years, NACG has provided services to the mining, resource, and infrastructure construction markets.

For further information, please contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 948-2009
Email: jveenstra@nacg.ca

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expected”, “estimated” or similar expressions, including the anticipated revenues and backlog to be generated by the contract as well as schedule of work under the contract.

The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject are highlighted in the Company’s MD&A for the year ended December 31, 2020 and quarter ending June 30, 2021. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.